UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Board Determination Under Rights Agreement

On April 30, 2023, the board of directors (the “Board”) of Stratasys Ltd. (the “Company”) adopted resolutions (the “Resolutions”) relating to the exercisability of the special purchase rights (the “Rights”) issued pursuant to the rights plan adopted by the Board on July 24, 2022.

Under the Rights Agreement, dated as of July 25, 2022 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company, as rights agent, the Rights will not be exercisable until the earlier of (a) the close of business on the 10th day after the public announcement or public disclosure by the Company that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the Company’s outstanding ordinary shares (subject to the parameters and exceptions set forth in the Rights Agreement, an “Acquiring Person,” and the date of such announcement or disclosure by the Company, the “Shares Acquisition Date”), unless pursuant to an offer approved by the majority of the Board; or (b) the close of business on the 10th business day (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group commences a tender or exchange offer (unless pursuant to an offer approved by the majority of the Board) which, if completed, would result in that person or group becoming an Acquiring Person. The earlier of such dates, upon which the Rights become exercisable, is referred to as the “Issuance Date”.

The Board determined, pursuant to the Resolutions and as contemplated by the Rights Agreement, that any Issuance Date in respect of any tender or exchange offer commenced for the Company’s ordinary shares will only occur on the close of business on the tenth day after the Shares Acquisition Date, if any, relating to such tender or exchange offer, in accordance with the terms and conditions set forth in the Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 1, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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